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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

    Commission File Number 000-25709

NOTIFICATION OF LATE FILING

    (Check One): /x/  Form 10-K  / / Form 11-K  / / Form 20-F  / / Form 10-Q  / / Form N-SAR

For Period Ended: March 31, 2001
/ / Transition Report on Form 10-K	/ / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F	/ / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K
For the Transition Period Ended:

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full name of registrant:  eToys, Inc.

Former name if applicable

Address of principal executive office (Street and Number): 12200 West Olympic Boulevard

City, state and zip code: Los Angeles, California 90064

PART II RULE
12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/ /	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    On March 7, 2001, the Registrant filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), Case Numbers 01-706(MFW) through 01-709(MFW) (the "Bankruptcy Filing"), ceased all operations and terminated all its employees except for certain employees needed to manage the orderly liquidation of its assets. The Registrant is currently managing its assets as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code and is in the process of liquidating its assets for the benefit of its estate and creditors. The Registrant anticipates filing a plan of liquidation with the Bankruptcy Court calling for the disposition of its remaining assets and distributing all of the proceeds therefrom to its creditors. As the Registrant has previously stated, (i) the Registrant's outstanding liabilities substantially exceed the value of the Registrant's assets and (ii) the Registrant has concluded that its outstanding equity securities are worthless.

    On June 5, 2001, the Registrant requested that the Staff of the Securities and Exchange Commission (the "Commission") indicate that it would not recommend enforcement action if the Registrant followed certain modified reporting procedures in lieu of filing the regular periodic reports specified under Section 13(a) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder (the "No Action Request"). As of the date hereof, the Registrant has not received a formal response from the Commission with regard to its No Action Request.

    If the No Action Request is granted, the Registrant will not file its Form 10-K for the fiscal year ended March 31, 2001 (the "2001 Form 10-K"). If the No Action Request is not granted, the Registrant will endeavor to file its 2001 Form 10-K within a reasonable period of time, taking into account the limited human resources currently available to the Registrant. However, to date the Registrant has not closed its books for the fiscal year ended March 31, 2001 and has not engaged an accounting firm to audit its financial statements for that period. The Registrant expects that an audit of its financial statements at this time will be difficult and time-consuming, due to, among other things, the Registrant's limited human resources and the likelihood that its financial statements will need to be revised to utilize the liquidation method of accounting.

PART IV
OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

Barry Gold	(310)	998-7033

(Name)	(Area Code)	(Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Secuities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/x/ Yes    / / No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/x/ Yes    / / No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Due to the Bankruptcy Filing, the cessation of the Registrant's operations and the on-going orderly liquidation of the Registrant's assets, the Registrant's financial statements for the fiscal year ended March 31, 2001 will change significantly from the fiscal year ended March 31, 2000. However, an estimate of these changes cannot be made at this time because the Registrant has not finished closing its books for the fiscal year ended March 31, 2001 or retained an accountant to audit its financial statements and of the need to revise the Registrant's financial statements to utilize the liquidation method of accounting as a result of the events described in Part III of this filing.

eToys, Inc.

(Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	July 2, 2001	By	/s/ DAVID GATTO David Gatto, President

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FORM 12b-25
PART I REGISTRANT INFORMATION
PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION